EXHIBIT 12

DARDEN RESTAURANTS, INC.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)
(Unaudited)

	Three Months Ended
	August 28, 2011	August 29, 2010
Consolidated earnings from continuing operations before income taxes	$147.0	$159.1
Plus fixed charges:
Gross interest expense(1)	22.6	25.7
40% of restaurant and equipment minimum rent expense	12.7	11.6
Total fixed charges	35.3	37.3
Less capitalized interest	(0.7)	(0.7)
Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$181.6	$195.7
Ratio of consolidated earnings from continuing operations to fixed charges	5.1	5.2

(1)     Gross interest expense includes interest recognized in connection with our unrecognized income tax benefits